

Mail Stop 3233

October 11, 2017

Via E-mail
Mr. Robin N. Lowe
Chief Financial Officer
Altisource Asset Management Corporation
36C Strand Street
Christiansted, Virgin Islands 00820

Re: **Altisource Asset Management Corporation
Form 10-K for the fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-36063**

Dear Mr. Lowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   We note that substantially all of your revenue for all periods presented was generated through your asset management agreement with Altisource Residential Corporation ("RESI"). To the extent you have a significant customer, please tell us whether you considered providing RESI's 2016 financial statements or a statement referring investors to a publicly-available website with its SEC filed financial information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities